UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Rise Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76760R100

(CUSIP Number)

Lawrence W. Lepard
59 North Main Street, #1
Sherborn, Massachusetts 01770
(617) 462-8224
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 76760R100

1	NAME OF REPORTING PERSONS Lawrence W. Lepard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,326,875
	8	SHARED VOTING POWER 4,179,656
	9	SOLE DISPOSITIVE POWER 1,326,875
	10	SHARED DISPOSITIVE POWER 4,179,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,506,531*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*    Includes 1,975,000 shares of Common Stock underlying currently exercisable options and warrants.

**  Based on a total of 32,787,798 shares of Common Stock outstanding on January 28, 2022.

SCHEDULE 13D/A

CUSIP No. 76760R100

1	NAME OF REPORTING PERSONS EMA GARP FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,179,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,179,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,656*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*    Includes 1,025,000 shares of Common Stock underlying currently exercisable warrants.

**  Based on a total of 32,787,798 shares of Common Stock outstanding on January 28, 2022.

SCHEDULE 13D/A

CUSIP No. 76760R100

1	NAME OF REPORTING PERSONS EMA GARP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,179,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,179,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,656*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*    Includes 1,025,000 shares of Common Stock underlying currently exercisable warrants.

**  Based on a total of 32,787,798 shares of Common Stock outstanding on January 28, 2022.

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a Nevada corporation ("Issuer"), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This report relates to the Issuer's class of common stock without par value ("Common Stock").

Item 2. Identity and Background.

(a): This Schedule 13D/A has been jointly filed by Lawrence W. Lepard, EMA GARP FUND, LP (the "Fund"), and EMA GARP GP, LLC (the "GP"). Each party filing the Schedule 13D/A is also referred to herein as a "reporting person."  The GP is the general partner of the Fund. Mr. Lepard is the sole member and manager of the GP.

(b): The address of each of the reporting persons is 59 North Main Street, #1, Sherborn, Massachusetts 01770.

(c): The Fund's principal business is investing in securities. The GP's principal business is providing investment management for the Fund. Mr. Lepard's principal business is acting as manager of the GP and providing investment management for the Fund.

(d): During the last five years none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Mr. Lepard is citizen of the United States. The GP is a Delaware limited liability company. The Fund is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

On November 18, 2020, the Fund purchased 66,667 units, which were comprised of a total of 66,667 shares of Common Stock and 66,667 warrants to buy Common Stock, with each warrant having an exercise price of $1.00 and a term ending on July 31, 2022. The Fund purchased the units in a private transaction at a per unit purchase price of $0.75 and a total purchase price of $50,000.25. The Fund used its working capital to pay for these shares and warrants.

On January 28, 2022, Mr. Lepard purchased 150,000 units in a private offering from the Company at a per unit purchase price of $0.40 and a total purchase price of $60,000. The units were comprised of a total of 150,000 shares of Common Stock and 150,000 warrants to buy Common Stock, with each warrant having an exercise price of $0.60 and a term ending on January 28, 2024. Mr. Lepard used his personal funds to pay for these shares and warrants.

On January 28, 2022, the Fund purchased 625,000 units in a private offering from the Company at a per unit purchase price of $0.40 and a total purchase price of $250,000. The units were comprised of a total of 625,000 shares of Common Stock and 625,000 warrants to buy Common Stock, with each warrant having an exercise price of $0.60 and a term ending on January 28, 2024. The Fund used its working capital to pay for these shares and warrants.

On January 28, 2022, Sea View Investments, LLC ("Sea View") purchased 500,000 units in a private offering from the Company at a per unit purchase price of $0.40 and a total purchase price of $200,000. The units were comprised of a total of 500,000 shares of Common Stock and 500,000 warrants to buy Common Stock, with each warrant having an exercise price of $0.60 and a term ending on January 28, 2024. Sea View used its working capital to pay for these shares and warrants.

Item 4. Purpose of Transaction.

Mr. Lepard, the Fund, and Sea View purchased the shares of Common Stock and warrants as described in Item 3 for investment purposes. The reporting persons intend to influence the policies of the Issuer with a goal of maximizing the value of the Common Stock. Mr. Lepard has served as a director of the Issuer since August 22, 2019.

As of the date hereof, and except as otherwise disclosed herein, the reporting persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The reporting persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public or private transactions depending on economic considerations. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this report, Mr. Lepard beneficially owns a total of 5,506,531 shares of Common Stock, which constitutes 15.8% of the class of Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Fund and the GP each beneficially own a total of 3,179,656 shares of Common Stock, which constitutes 9.4% of the class as calculated in accordance with Rule 13d-3.

Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

All of the shares of Common Stock listed in the table below are currently beneficially owned by Mr. Lepard. The Fund and the GP share beneficial ownership of the 2,154,656 shares held by the Fund and the 1,025,000 shares underlying warrants held by the Fund.

Outstanding Shares	Shares Underlying Currently Exercisable Warrants or Options	Registered Holders
741,875(1)		Mr. Lepard
	350,000(1) (Underlying Warrants)	Mr. Lepard
	100,000(1) (Underlying Options)	Mr. Lepard
135,000(1)		IRAs of Mr. Lepard's Three Children
2,154,656(2)		The Fund
	1,025,000(2) (Underlying Warrants)	The Fund
500,000(3)		Sea View
	500,000(3) (Underlying Warrants)	Sea View

(1) Voting and dispositive power held solely by Mr. Lepard

(2) Voting and dispositive power shared by Mr. Lepard, the GP and the Fund

(3) Voting and dispositive power shared by Mr. Lepard as one of two managing partners of Equity Management Associates, LLC, which manages Sea View's investments

(c) The reporting persons did not engage in any transactions in the Issuer's class of Common Stock during the last 60 days, other than the purchases described in Item 3.

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons.

(e) Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

The parties have entered into a Joint Filing Agreement dated September 3, 2019, which is attached as Exhibit "A" to this filing.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  February 7, 2022

/s/ Lawrence W. Lepard
Lawrence W. Lepard

EMA GARP FUND, LP
By	EMA GARP GP, LLC as General Partner

By:	/s/ Lawrence W. Lepard
Lawrence W. Lepard

EMA GARP GP, LLC

By:	/s/ Lawrence W. Lepard
Lawrence W. Lepard
Manager

EXHIBIT "A"

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of Rise Gold Corp., a Nevada corporation, and further agree that this Joint Filing Agreement be included as Exhibit "A" to such Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement this 3rd day of September, 2019.

/s/ Lawrence W. Lepard
Lawrence W. Lepard

EMA GARP FUND, LP
By	EMA GARP GP, LLC as General Partner

By:	/s/ Lawrence W. Lepard
Lawrence W. Lepard
Manager of EMA GARP GP, LLC

EMA GARP GP, LLC

By:	/s/ Lawrence W. Lepard
Lawrence W. Lepard
Manager